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FEB 26 2010

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. Magnus Oppenheim & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 East 38th Street, 7th Floor
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E. Magnus Oppenheim, CEO — (212) 983-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

110 Wall Street	New York	New York	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, E Magnus Oppenheim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. Magnus Oppenheim & Co., Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LONETTE D. DURRANT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DU6186105
Qualified in Kings County
My Commission Expires April 28, 2012

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
jamundsencpa@gmail.com

E. Magnus Oppenheim & Co., Inc.

Index to Financial Statements

December 31, 2009

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212/709-8250

Independent Auditor's Report

The Shareholder
E. Magnus Oppenheim & Co., Inc.

I have audited the accompanying statement of financial condition of E. Magnus Oppenheim & Co., Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Magnus Oppenheim & Co., Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 21, 2010

E. Magnus Oppenheim & Co., Inc

Statement of Financial Condition

December 31, 2009

ASSETS

Cash and Cash Equivalents		$ 74,658
Commissions Receivable		6,950
Advisory Fees Receivable		98,646
Investments in Partnership		80,833
Other Investment		19,820
Other Assets		8,120
		289,027

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses		26,724
Stockholder's Equity:		
Common Stock - $ 1 Par Value; 200 shs authorized; 50 shs issued and outstanding	$ 50	
Retained Earnings	262,253	262,303
		$ 289,027

See accompanying notes to financial statements.

E. Magnus Oppenheim & Co., Inc

Statement of Income

for the Year Ended

December 31, 2009

Income:	
Commissions	$ 81,008
Advisory Fees	431,754
Mark to Market Gain on Investments	14,451
Interest and Dividends	1,718
Other Income	177
	529,108
Expenses:	
Officer's Compensation	80,252
Employee Compensation	209,464
Payroll Taxes	28,717
Insurance	27,653
Promotional Expenses	6,190
Rent	37,418
Professional Fees	42,752
Offfice	62,170
Custodial Fees	15,315
	509,931
Income Before Provision For Income Taxes	19,177
Provision for taxes	500
Net Income	$ 18,677

See accompanying notes to financial statements.

E. Magnus Oppenheim & Co., Inc

Statement of Changes in Stockholder's Equity

for the Year Ended December 31, 2009

	Common Stock	Retained Earnings	Total
Balance - Beginning of Year	$ 50	$ 364,952	$ 365,002
Net Income		18,677	18,677
Distribution		(121,376)	(121,376)
Balance - End of Year	$ 50	$ 262,253	$ 262,303

See accompanying notes to financial statements.

E. Magnus Oppenheim & Co., Inc

Statement of Cash Flows

for the Year Ended December 31, 2009

Cash Flows From Operating Activities:	
Net Income	$ 18,677
Adjustments to reconcile net income to net cash provided by operations:	
(Increase) Decrease in Assets:	
Commissions Receivable	(4,453)
Advisory Fees Receivable	(7,083)
Other Assets	(1,976)
Increase (decrease) in Liabilities:	
Accounts Payable and Accrued Expenses	6,849
Net Cash From Operating Activities:	12,014
Cash Flows From Investing Activities:	
Unrealized Loss From Partnership Investment	1,034
Unrealized Loss From Other Investment	20,275
Shareholder Distribution	(121,373)
Net (Decrease) In Cash	(88,050)
Cash and Cash Equivalents - Beginning of Year	162,708
Cash and Cash Equivalents - End of Year	$ 74,658
Supplemental Disclosures of Cash Flow Information:	
Cash Paid During Year For:	
Taxes	$ 500

See accompanying notes to financial statements.

E. Magnus Oppenheim & Co., Inc.

Notes to Financial Statements

For the Year Ended December 31, 2009

1. Significant Accounting Policies

E. Magnus Oppenheim & Co., Inc., (the Company) is a New York Corporation conducting business as an investment advisor and a securities broker dealer, registered with the Securities and Exchange Commission and is a member of FINRA and SIPC.

The Company prepares its financial statements on the accrual basis of accounting. Principal transactions and commission revenues and expenses from customer transactions are recorded on a settlement date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Related Party Transactions

The Company leases office space from an affiliated company, E. M. Oppenheim, Inc. for an annual rent in 2009 of $37,418.
The Company charges a management fee to E.M.O. Sterling Return LT Fund LP under the terms of an investment advisory agreement. For the year ended December 31, 2009 the Company earned $182,248 from the fund.

3. Investment in E.M.O Sterling Return LT Fund LP

The Company has invested $85,000 in an associated partnership, E.M.O. Sterling Return LT Fund LP. As of December 31, 2009 the value of the investment was $80,833. The unrealized income or loss each year is included in the statement of income.

E.M.O. Sterling Return LT Fund LP is an investment fund whose general partner is E.M.O Asset Management Inc. Its investment manager and portfolio manager is E. Magnus Oppenheim & Co., Inc. The E.M.O. Sterling Return LT Fund LP has a third party bank custodian of all assets, a fund accountant, and an independent certified public accountant to monitor its activities and resultant asset values.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company was in compliance with these regulations.

E. Magnus Oppenheim & Co., Inc.

Computation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2009

Schedule 1

Total assets		$289,027
Less liabilities		(26,724)
		262,303
Less: Unallowable Assets		
Advisory Fees Receivable	98,646	
Investment in Partnership	80,833	
Other Assets	8,119	187,598
Net Capital Before Haircuts on Security Positions		74,705
Less: Haircut (2% money market)		602
NASDAQ (15% common stock)		2,973
Undue concentration		1,852
Net Capital		69,278
Minimum Net Capital required		(5,000)
Excess net capital		64,278
Aggregate indebtedness		$19,875
Ratio AI to NC		29%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on E. Magnus Oppenheim & Co., Inc. FOCUS report - PartIIA as of December 31, 2009.

E. Magnus Oppenheim & Co., Inc.
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2009

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

E. Magnus Oppenheim & Co., Inc

SIPC Supplemental Report

for the Year Ended December 31, 2009

SIPC Net Operating Revenue	$ 529,108
General Assessment (.0025)	1,323
Less Previously paid	150
Assessment balance due	$ 1,173

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
jamundsencpa@gmail.com

Independent Auditor's Report of Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
E. Magnus Oppenheim & Co. Inc.

In planning and performing my audit of the financial statements of E. Magnus Oppenheim & Co, Inc., (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 21, 2010